

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2014

Via E-mail
Chet Kapoor
Chief Executive Officer
Apigee Corporation
10 S. Almaden Blvd., 16th Floor
San Jose, California 95113

>   **Re: Apigee Corporation**
>   **Draft Registration Statement on Form S-1**
>   **Submitted November 28, 2014**
>   **CIK No. 0001324772**

Dear Mr. Kapoor:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please supplementally provide us with copies of any graphics or artwork you intend to use in your prospectus. For guidance, refer to Question 101.02 of our Compliance and Disclosure Interpretations related to Securities Act Forms.

Prospectus Summary, page 1

4.   You disclose that your Apigee Edge and Apigee Insights solutions are the foundations of your platform, but also that you currently derive, and expect to continue to derive, substantially all of your revenue and cash flows from Apigee Edge. We note also your disclosure that part of your growth strategy is to continue to invest in Apigee Insights. It is unclear from the disclosure provided the role Apigee Insights currently plays in your product offerings and how you plan to monetize this solution, if ever. Please expand disclosure in appropriate sections of your filing, including MD&A and Business, to explain more clearly the significance of your Apigee Insights solution to your product offerings, revenue generation, and business strategy. We note in this regard your disclosure on page 14 indicating that you began offering the current version of Apigee Insights in 2014.

5.   Please revise the discussion on page 2 of your growth in recent periods to present your total revenues for the past three fiscal years before you present your non-GAAP gross billings for these periods. In addition, revise to explain how you define "gross billings" the first time this term is used in the filing. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Our Industry, page 2

6.   You cite Yelp's use of Google Maps API as an example of how APIs work. Please clarify whether your product offerings were or are used by Yelp or Google in this example.

Risks Associated with Our Business, page 5

7.   You disclose in the last bullet point under this heading that your directors, executive officers and significant stockholders will continue to have substantial control over you following the IPO. Please expand this bullet point disclosure to state, once known, the aggregate percentage beneficial ownership of these persons following the offering, as your risk factor on page 39 is set up to do.

Risk Factors

Our business and growth depend on our ability to obtain subscription and maintenance renewals from existing customers…, page 18

8.   Please tell us what consideration you gave to providing here and in MD&A quantitative disclosure regarding your historical renewal rates or revenues attributable to renewals, and to providing a breakdown of renewals by revenue type. We note your statement that you have "limited historical data with respect to rates of subscription renewals by [y]our customers, particularly for [y]our cloud-based solution," but it is unclear to us why this is the case, given the disclosure on page 55 that you introduced your Apigee Edge on-premises platform in 2007 and extended this solution to a cloud offering in 2009.

If we fail to adequately maintain cloud-based infrastructure capacity…, page 23

9.   Please briefly explain the term "API calls" the first time it is used in the prospectus.

10.   You state in the second paragraph of this risk factor that you "have in the past experienced… interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions or capacity constraints due to a number of potential causes including technical failures, natural disasters or fraud or security attacks." Please tell us what consideration you gave to providing more specific disclosure, to the extent material, regarding any historical interruptions, delays and outages, such as the known cause(s) of such instances and their known costs and consequences.

We typically provide service level commitments…, page 27

11.   You indicate that you typically provide service level commitments of up to 99.99% under your customer contracts. Furthermore, you indicate that if you fail to meet these contractual commitments, you could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face contract terminations, which could adversely affect your business, results of operations and financial condition. In this regard, it appears that your service level commitments represent an embedded guarantee. If material, please tell us what consideration you gave to the requirements set forth in ASC 460.

As a result of becoming a public company…, page 43

12.   Please revise the first sentence of this risk factor to clarify that you will (instead of "may") be required to provide management's report on the effectiveness of your internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act in your second Form 10-K filed with the SEC.

Market and Industry Data, page 45

13.   With respect to the Gartner reports and any other third party materials referenced in the prospectus, please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports or other publications was prepared for you.

Use of Proceeds, page 46

14.   You state that you intend to use the net proceeds from the offering for "general corporate purposes, including working capital, sales and marketing activities, solution and platform development, general and administrative matters, and capital expenditures," and that you may also use a portion of the proceeds for acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, for example with respect to any particular capital expenditures, as well as the approximate amounts intended to be used for each such purpose, to the extent known. See Item 504 of Regulation S-K. Please also confirm that you do not intend to use the proceeds to repay any outstanding indebtedness, such as borrowings under your loan and security agreement with SVB, or revise your use of proceeds discussion accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

15.   Please tell us how the statement on page 56 that you generate revenues "primarily" from licenses and subscriptions to your Apigee Edge products and "to a lesser extent" from licenses and subscriptions to your "Apigee Insights products," is consistent with the statements elsewhere that you currently derive, and expect to continue to derive, substantially all of your revenue and cash flows from Apigee Edge.

Key Opportunities and Challenges Affecting Our Performance, page 57

16.   You state at the top of page 58 that historically many of your customers have purchased additional licenses, add-ons, upgrades and services after their initial purchase. Similarly, on page 69 you indicate that your total revenue has increased over the quarterly periods presented in your MD&A due to increased sales to new customers as well as expanded sales to existing customers. Please tell us what consideration you gave to providing quantitative disclosure regarding the extent of additional purchases made by existing customers over the periods covered by the financial statements.   In this regard, we note that your results of operations discussion on page 64 attributes the increase in license revenue from fiscal 2012 to fiscal 2013 to increased license revenue from AT&T, but otherwise we note no quantitative discussion of increased sales to existing customers.

17.   We note the following statement on page 59: "[G]oing forward we expect our
        professional services and other revenue to account for a decreasing percentage of our
        total revenue over the long term as we continue to increase our subscription revenue and
        as our customers increase their use of professional services provided by our channel
        partners and other third parties." Please tell us the basis for your belief that your
        customers will increase their use of third party providers of professional services. In this
        regard, we note disclosure on page 22 indicating that your strategic relationships with
        Accenture LLP and SAP AG are at an early stage and have generated very limited
        revenue for you to date.

Certain Key Non-GAAP Financial Metrics, page 58

18.   It appears that you are providing an MD&A like discussion of your non-GAAP operating
        results. In this regard, please tell us how the current placement of this discussion does
        not give it undue prominence over your GAAP results. Consider placing this discussion
        directly above or below your GAAP discussions.

Components of Our Operating Results

Revenue, page 59

19.   We note the disclosure here regarding your revenue recognition practices with respect to
        license revenue from perpetual licenses. Please tell us what consideration you gave to
        providing quantitative disclosure in MD&A reflecting the breakdown of license revenues
        attributable to perpetual versus time-based licenses for the periods covered by the
        financial statements included in your filing, and disclosing any related material trends.

Results of Operations

Fiscal 2012, Fiscal 2013 and Fiscal 2014

Revenue, page 63

20.   You indicate that the increase in professional services and other revenue was primarily
        due to an increase in sales of consulting services reflecting your growing customer
        base. In this regard, please tell us what consideration you gave to quantifying the relative
        increase in your customer base as compared to the impact related to the pricing of your
        services. In addition, please note that prefacing changes with the word "primarily" could
        indicate that a material change is attributed to two or more factors, including any
        offsetting factors and, if this is the case, the contribution of each identified factor should
        be described in quantified terms. See Section III.D of SEC Release No. 33-6835.

21.   Tell us what consideration you gave to disclosing the amount of software support for
        your on-premises licenses and for cloud services. In this regard, indicate what
        consideration you gave to separately analyzing and discussing revenues earned from

software support. In addition, tell us what consideration gave to disclosing revenue from licenses, cloud services, software support and professional services in your financial statement footnotes. See ASC 280-10-50-40.

22.   We note that you include a discussion of license, subscription, and professional and other revenue excluding the impact of AT&T. Due to the significance of your AT&T revenues, please tell us why you believe such a discussion is useful to your investors. In light of the significance of this revenue stream and since it appears that you can isolate cost of revenue for AT&T, tell us why you do not provide a similar discussion for cost of revenues. Please advise and, also, tell us how management uses such information to manage the business.

23.   Please revise the explanation at the top of page 64 of why your license revenue declined from fiscal 2013 to fiscal 2014 to state clearly, if accurate, that you recognized no significant license revenue from AT&T, as appears to be the case from the several percentages presented in this paragraph relating to revenues from AT&T. In addition, explain the reasons behind the year-over-year decrease in license revenues attributable to AT&T, if material to an understanding of your financial results.

Liquidity and Capital Resources

Contractual Obligations, page 72

24.   As this table is intended to increase the transparency of cash flow, interest payments should generally be separately presented in the table. Since your interest payments relate to variable rate obligations for which the timing and amounts are uncertain, it may be appropriate to discuss those obligations in a footnote rather than include the amounts in the table.

Stock-based Compensation, page 74

25.   When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your offering. When the estimated IPO price is included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

26.   Due to the fact that it appears that your preferred shares convert on a 1 to 1 basis into common stock in connection with the IPO, please reconcile and explain the difference between the fair value of the underlying common stock and your preferred stock financings issued during 2014 and through the date of your filing.

Business

Industry Background

General

Businesses Must Be Digital Businesses, page 81

27.   Please provide support for the following beliefs set forth in Business regarding your leadership position in your industry:

- "We believe that we are recognized as a thought leader in digital business transformation and that we are in a position to define the roadmap of the market," page 87; and

- "We believe that we have established a leadership position in this market, both as a provider of API management and data analytics and also as a thought leader helping to define the architecture and vision of API-enabled and data-driven businesses," page 88.

Our Customers, page 94

28.   You disclose that AT&T, your largest customer, represented 38%, 36% and 15%, of your total revenue in fiscal 2012, fiscal 2013 and fiscal 2014, respectively. Please tell us what consideration you have given to describing the material terms of any agreements with AT&T, including the term of your contract, any minimum commitments, termination provisions, and the rights and obligations of the parties. Tell us also what consideration you have given to filing any agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Management

Compensation Committee Interlocks and Insider Participation, page 106

29.   Please revise to present under this heading disclosure responsive to Item 404 of Regulation S-K with respect to related party transactions between the company and compensation committee members and their affiliates. We note in this regard your disclosure beginning on page 119 regarding related party transactions with entities affiliated with Norwest Ventures, where your compensation committee member Promod Haque is senior managing partner, and entities affiliated with Third Point Ventures, where your compensation committee member Robert Schwartz is managing partner. Refer to Item 407(e)(4)(i)(C) of Regulation S-K. When Item 404 disclosure is required in the Interlocks section, you need not repeat the same information under "Certain Relationships and Related Transactions" and may include an appropriate cross-reference in that section to "Compensation Committee Interlocks and Insider Participation." For guidance, refer to Section III.H of SEC Release No. 33-7009.

Principal Stockholders, page 123

30.   Footnote 3 to the principal stockholder table disclaims Mr. Loeb's beneficial ownership over the Apigee shares held by entities affiliated with Third Point Partners except to the extent of his pecuniary interest therein. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership, or delete the disclaimer. In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that only the amount of beneficial ownership may be determined in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which applies only to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

Underwriting, page 137

31.   You disclose on page 7 that a percentage of the shares being offered by the prospectus will be offered through a directed share program to "certain individuals associated with [you] and their families." Please expand disclosure in your underwriting section to describe briefly the directed share program. In addition to the information included on page 7, please also state whether the shares to be offered through the directed share program will be subject to lock-up agreements, and describe with more specificity, if possible, the nature of the "association" between you and the individuals to whom shares will be offered.

Consolidated Financial Statements

32.   On page 8 you indicate that a reverse stock split will occur prior to the closing of this offering. Since it appears that the reverse stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and your disclosures throughout the filing to give effect to the expected reverse stock split.

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition, page F-11

33.   You indicate that you have established VSOE for consulting days, training and software
        support, except for software support bundled with time-based licenses, based on separate
        stand-alone sales of these elements. Please describe in greater detail the methodology for
        establishing VSOE for these arrangements, including the volume and range of standalone
        sales used to establish VSOE. We refer you to ASC 985-605-25.

34.   We note that you enter into multiple-element arrangements with customers in which a
        customer may purchase a combination of software (offered on premises with software
        support or as a cloud service) solution, and professional services. You indicate that all of
        these elements are considered separate units of accounting. Please tell us and disclose
        how you determine whether an element or deliverable is a separate unit of accounting
        (i.e., standalone value).

35.   Please provide us with more details regarding how you determined that software support
        is not essential to the functionality of the software. In this regard, tell us whether or not
        you consider the service level commitments under your customer contracts to be software
        support.

Professional Services and Other, page F-12

36.   Your disclosures indicate that, generally, professional service arrangements are not
        considered essential to the functionality of the software. Please tell us how you
        determined that these services are not essential to the functionality of your software.

37.   We note that on premises perpetual or time-based license and professional services that
        are considered essential to the functionality of the software are accounted for using
        contract accounting until the essential services are complete. Please clarify whether the
        arrangement fee is recognized over the specific customization and implementation
        period, the contractual term or the customer life. Describe how you are able to allocate
        the arrangement fee in order to recognize revenue until the essential services are
        complete. Tell us how you are accounting for time-based licenses and PCS under these
        circumstances.

Note 2 – Acquisitions

Fiscal 2014 acquisitions, page F-17

38.   Disclose the amounts of revenue and earnings of InsightsOne System, Inc. since the acquisition date. See ASC 805-10-50-2(h)(1). In addition, provide a qualitative description of the factors that make up the goodwill recognized. See ASC 805-30-50-1.

39.   You indicate that, for several employees, the Series G-1 convertible preferred stock is subject to certain post-acquisition vesting terms. In particular, we note that the total fair value of the Series G-1 convertible preferred stock exchanged for post-combination service was $4.3 million and will be expensed over the remaining vesting terms of the award. Please clarify whether the Series G-1 shares attributed to the post-combination service represent replacement awards that you were obligated to replace or whether they represent either new or replacement awards that you elected to exchange. To the extent that shares attributed to the post-combination service were issued in connection with new awards or existing awards that you elected to replace, these amounts should be accounted for separately from the business combination and are costs in the post-acquisition period. For guidance, please refer to ASC 805-30-30-9 through 30-13. Clarify whether these shares were included in the purchase price.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, page P-3

40.   We note that you present unaudited consolidated pro forma net loss per share attributable to common stockholders in your historical financial statements. Tell us what consideration you gave to providing a similar presentation in your unaudited pro forma condensed combined statement of comprehensive loss.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

41.   Please make clear which of the cited exemptions from registration—Rule 701 or Section 4(2)—you relied upon for the following unregistered issuances:

   •   the InsightsOne Systems acquisition in December 2013,
   •   the October 25, 2014 issuance of a non-plan option to a service provider, and
   •   each of the common stock issuances listed under the heading "(c) Common Stock Issuances" on page II-3.

In addition, for the unregistered issuances for which you relied on the Section 4(2) exemption, including the InsightsOne acquisition if applicable, please disclose whether the purchasers were accredited or sophisticated with access to information, to the extent this information is not already provided. See Item 701(d) of Regulation S-K.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

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